082-35716

07028484

MAYER•BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

SUPPL

November 27, 2007

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi

Dear Sir or Madam:

Bank Leumi le-Israel B.M. filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this Exemption, enclosed please find the translations of two Immediate Reports regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation, dated November 25, 2007, and November 27, 2007.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosures

dw 12/6

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No.

Summary Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

25 November 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of the Event: Arab Israel Bank – Financial Statements

Bank Leumi le-Israel B.M. (the "Bank") announces that a subsidiary of the Bank, Arab Israel Bank Ltd. ("Arab Israel Bank") today published its unaudited financial statements for the first nine months of 2007.

Net profit of Arab Israel Bank amounted to NIS 69.4 million in the first nine months of 2007, compared with net profit of NIS 48.5 million in the corresponding period of 2006 – an increase of 43.1%.

Net return on shareholders' equity for the reported period amounted to 26.0% on an annual basis, compared with 19.0% in the corresponding period in 2006.

Net profit amounted to NIS 22.3 million in the third quarter of 2007, compared with net profit of NIS 16.2 million in the corresponding period of 2006 – an increase of 37.7%.

The increase in profit in the first nine months of 2007, as compared with 2006, was influenced, *inter alia*, by a decrease in special salary expenses which arose from benefits to employees due to the privatization of the parent company in 2006, and a decrease in provisions for pension following actuarial changes and an increase in profits of the reserves.

Net interest income before provision for doubtful debts amounted to NIS 161.0 million in the reported period, compared with NIS 148.7 million in the corresponding period in 2006 – an increase of 8.3%.

Provision for doubtful debts amounted to NIS 8.3 million in the reported period, compared with NIS 5.8 million in the corresponding period in 2006 – an increase of 43.1%.

Operating and other income amounted to NIS 70.5 million in the reported period, compared with NIS 59.3 million in the corresponding period in 2006 – an increase of 18.9%.

Total income of Arab Israel Bank (less the provision for doubtful debts) amounted to NIS 223.2 million in the reported period, compared with NIS 202.2 million in the corresponding period in 2006 – an increase of 10.4%.

Total expenses of Arab Israel Bank amounted to NIS 115.2 million in the reported period, compared with NIS 117.7 million in the corresponding period in 2006 – a decrease of 2.1%.

Date and time at which the corporation first became aware of the event or matter:
25 November 2007 at 9:30.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No.

Summary Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

27 November 2007

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Nature of the Event: Leumi Card – Financial Statements

Bank Leumi le-Israel B.M. (the "Bank") announces that a subsidiary of the Bank, Leumi Card Bank Ltd., today published its financial statements for the first nine months of 2007.

- Net profit amounted to NIS 75 million in the first nine months of 2007, an increase of 29% compared with the corresponding period in 2006.
- Net profit for the third quarter of 2007 amounted to NIS 32 million, an increase of 60% compared with the corresponding period in 2006.
- Total income in the first nine months of 2007 amounted to NIS 496 million, an increase of 17% compared with the corresponding period in 2006. Total income in the third quarter of 2007 amounted to NIS 179 million, an increase of 20% compared with the corresponding quarter in 2006.
- During the first nine months of 2007, the scope of Leumi Card's credit increased by 49% compared with the corresponding period in 2006, and reached NIS 1.24 billion.
- The aggregate number of cards reached 1.46 million, an increase of 18% compared with the corresponding period in 2006.
- The number of non-bank affiliated cards amounted to 267,000, an increase of 121% compared with the corresponding period in 2006.
- Total assets reached NIS 5.9 billion on 30 September 2007, an increase of 22% compared with the corresponding period in 2006.
- Net interest income amounted to NIS 38 million, an increase of 52% compared with the corresponding period in 2006, and is explained by an increase of 113% in credit to private

.customers to NIS 17 million, and an increase of 45% in commercial credit (including deductions and advance payments) to NIS 16 million.

Scope of activity of Leumi Card cardholders in the first nine months of 2007 amounted to NIS 27.4 billion, an increase of 16% compared with the corresponding period in 2006 (data of the Central Bureau of Statistics for the credit card sector indicate an increase of some 11% in this period).

The scope of clearing for businesses reached NIS 26.8 billion, an increase of 14% compared with the corresponding period in 2006. The number of businesses decreased as compared with the previous quarter and reached 40,000, although some 3,500 new businesses joined MasterCard clearing, in addition to the existing Visa clearing services.

Date and time at which the corporation first became aware of the event or matter:
26 November 2007 at 15:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Compass Brokerage

Compass Brokerage, Inc.
15 South 20th Street
Birmingham, Alabama 35233
800 239-1930

November 26, 2007

Securities and Exchange Commission
100 F St. NE
Washington, DC 20549

Securities and Exchange Commission
Atlanta District Office
3475 Lenox Road, N.E., Suite 1000
Atlanta, Georgia 30326-1232

Financial Industry Regulatory Authority, Inc.
1735 K Street, N.W.
Washington, D.C. 20006

Financial Industry Regulatory Authority, Inc.
District 5
1100 Poydras Street
Energy Centre, Suite 850
New Orleans, Louisiana 70163-0802

Re: Notice of Replacement of Accountant Pursuant to SEC Rule 17a-5(f)(4)

Ladies and Gentlemen:

Compass Brokerage, Inc. (the "Company"), a registered broker-dealer (SEC No. 8-34988; CRD No. 17086) hereby provides notice pursuant to SEC Rule 17a-5(f)(4) of its termination of the engagement of Ernst & Young LLP ("E&Y") as the Company's independent registered public accountants effective as of the close of business on November 14, 2007.

To the best of my knowledge and belief, during the period of E&Y's engagement, there existed no problems relating to any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, or compliance with applicable rules of the Securities and Exchange Commission, which problems, if not resolved to the satisfaction of E&Y would have caused them to make reference to such problems in their report.

In addition, the reports of E&Y on our financial statements for the year ending December 31, 2006, did not include an adverse or qualified opinion or a disclaimer of opinion, nor were their reports qualified as to uncertainties, audit scope or accounting principals.

At the Company's request, E&Y has furnished the Company with a letter confirming the statements set forth above, a copy of which is attached hereto.

The Company additionally provides notice that it has engaged the services of Deloitte & Touche LLP to serve as its independent accountants.

If you have any questions, please contact me at 297-5720.

Yours truly,

Kirk Pressley

END